UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

MINUTES OF THE 119th BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 9, 2007

1. DATE, TIME AND PLACE: On April 9, 2008, at 14:00 pm, the meeting was held through conference call, pursuant to Paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, in the city and state of São Paulo.

2. CALL: Meeting called pursuant to Paragraphs 3, 5 and 7 of Article 18 of the Bylaws.

3. ATTENDANCES: All the members of the Board of Directors attended the meeting.

4. PRESIDING BOARD: Chairman - Mr. Luiz Anibal de Lima Fernandes and Secretary - Mrs. Gisélia Silva.

5. AGENDA: (i) Election of the Chairman and Vice-Chairman of the Board of Directors; (ii) Election of the members of the Board of Directors’ Advisory Committees; and (iii) Election of the Chief Administrative Officer.

6. RESOLUTIONS TAKEN:

It was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was authorized in the excerpt format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination of the matters of the Agenda, the following resolutions were taken, by unanimous vote and without restrictions:

(i) They elected, pursuant to Paragraph 3 of Article 14 of the Bylaws, Mr. LUIZ ANIBAL DE LIMA FERNANDES, to hold the position of Chairman of the Board of Directors, and Mrs. CEC¥LIA MENDES GARCEZ SIQUEIRA, to hold the position of Vice-Chairman of the Board of Directors, both duly elected by the Ordinary General Meeting held on this date as sitting members of the Board of Directors;

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(ii) They appointed, in accordance with the provisions of Charter of Board of Directors’ Advisory Committees, the following members of the Committees: MAGEMENT PROCESSES COMMITTEE - Mr. Otávio Carneiro de Rezende, Mr. Ricardo Carvalho Giambroni, and Mr. Martin Roberto Glogowsky; PEOPLE MANAGEMENT COMMITTEE - Mr. Francisco Caprino Neto, Mrs. Cecília Mendes Garcez Siqueira and Mr. Carlos Alberto Cardoso Moreira; and RELATED PARTIES COMMITTEE - Mrs. Daniela Corci Cardoso, Mr. Arthur Prado Silva and Mr. Humberto Pires Grault Vianna de Lima. The term of office of the members of the Committees elected herein is one (1) year, as of this date;

(iii) They elected, pursuant to item “a” of Article 18 of the Company’s Bylaws, Mr. JOSÉ MARCOS CHAVES DE MELO, Brazilian citizen, married, engineer, identity card 05884247-7, issued by IFP-RJ, and individual taxpayer’s register (CPF/MF) 730.497.867 -87, with business address at Rodovia Campinas Mogi-Mirim, KM 2,5, CEP 13088-900, in the city of Campinas, state of São Paulo, to hold the position of CHIEF ADMINISTRATIVE OFFICER, which will serve the remaining term of office of the Board of Executive Officers elected in the Board of Directors’ meeting held on April 25, 2007. The Board of Directors declare that (a) obtained from the candidate appointed the information that he does not have any legal impediment preventing his election, pursuant to CVM Instruction No. 367/02, and (b) the Officer elected herein shall be vested in his office by means of signature of instrument of investiture, drawn up in the minutes book of the Board of Executive Officers, instrument of agreement referred to by New Market Listing Regulation of São Paulo Stock Exchange, by which he shall undertake to comply with rules contained therein. The Officer shall also sign a term of commitment to the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

It is recorded the current composition of the Company’s Board of Executive Officers, with term of office until the Board of Directors’ meeting to be held subsequent to the Ordinary General Meeting of April 2009: WILSON P. FERREIRA JUNIOR, Chief Executive Officer; RENI ANTONIO DA SILVA, Chief Strategy and Regulation Executive Officer; JOSÉ ANTONIO DE ALMEIDA FILIPPO, Chief Finance and Investor Relations Executive Officer; PAULO CEZAR COELHO TAVARES, Chief Power Management Executive Officer; HÉLIO VIANA PEREIRA, Chief Power Distribution Executive Officer; MIGUEL NORMANDO ABDALLA SAAD, Chief Power Generation Executive Officer; JOSÉ MARCOS CHAVES DE MELO, Chief Administrative Officer; and

(iv) They recommend the affirmative vote to the election of Mr. José Marcos Chaves de Melo to the position of Chief Administrative Officer in the controlled companies Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), and CPFL Comercialização Brasil S.A. (“CPFL Brasil”), to serve the remaining term of office of the Board of Executive Officers of these companies.

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7. CLOSURE: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, approved and signed by attending Board members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This present instrument is a free English translation of the Minutes drawn up in the
Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.